

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2024

The principal balances and results accumulated for the period ending December 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,695,560
Loans and accounts receivables from customers and banks, net	40,109,498
Loans and accounts receivables from customers at fair value, net	74,903
Financial instruments	8,192,817
Financial derivative contracts	13,153,397
Other asset ítems	4,232,757
Total assets	**68,458,932**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,260,609
Time deposits and other time liabilities	17,098,625
Issued debt and regulatory capital instruments	10,737,355
Financial derivative contracts	13,053,417
Other liabilities ítems	8,912,092
Total equity	4,396,834
Total liabilities and Equity	**68,458,932**

Equity attributable to:	
Equity holders of the Bank	4,292,440
Non-controlling interest	104,394

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,818,303
Net fee and commission income	547,066
Result from financial operations	247,328
Total operating income	**2,612,697**
Provision for loan losses	(525,831)
Support expenses	(906,685)
Other results	(105,861)
Income before tax	**1,074,320**
Income tax expense	(209,811)
Net income for the period	**864,509**

Attributable to:	
Equity holders of the Bank	857,623
Non-controlling interest	6,886

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Diciembre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Diciembre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.695.560
Créditos y cuentas por cobrar a clientes y bancos	40.109.498
Créditos y cuentas por cobrar a clientes a valor razonable	74.903
Instrumentos financieros	8.192.817
Contratos de derivados financieros	13.153.397
Otros rubros del activo	4.232.757
Total Activos	**68.458.932**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.260.609
Depósitos y otras captaciones a plazo	17.098.625
Instrumentos de deuda y capital regulatorio emitidos	10.737.355
Contratos de derivados financieros	13.053.417
Otros rubros del pasivo	8.912.092
Total patrimonio	4.396.834
Total Pasivos y Patrimonio	**68.458.932**
	14.260.609

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.292.440
Interés no controlador	104.394

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.818.303
Ingresos netos de comisiones	547.066
Resultado de operaciones financieras	247.328
Total ingresos operacionales	**2.612.697**
Gasto de pérdidas crediticias	(525.831)
Gastos de apoyo	(906.685)
Otros resultados	(105.861)
Resultado antes de impuesto	**1.074.320**
Impuesto a la renta	(209.811)
Utilidad consolidada del periodo	**864.509**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	857.623
Interés no controlador	6.886

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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